UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 21, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X                      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes       X                No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: October 21, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

October 21, 2004

Item 3.

Press Release

October 21, 2004, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah announces its third quarter results for the nine months ended September 30, 2004 and 2003.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 21st day of October 2004.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

IMMEDIATE RELEASE

Thursday, October 21, 2004

(No.2004-10-22)

Carmanah Announces Record Financial Results for Q3 2004

Revenues of $4.6 Million and Profit of $418,000

Vancouver, BC, Canada – Thursday, October 21, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce its third quarter results for the nine months ended September 30, 2004 and 2003.

Highlights for the Quarter

  Record Q3 2004 revenues of $4,628,383, representing a 98% increase over Q3 2003

  Record 2004 year-to-date revenues of $12,246,176, representing a 109% increase over the same nine-month period in 2003

  Net earnings for the quarter of $418,592, as compared to $120,585 for Q3 2003

  Year-to-date net earnings of $631,895, as compared to a net loss of $69,836 for the same nine-month period in 2003

  Year-to-date gross profit margin at 54%, as compared with 54% for fiscal 2003

“This has been the strongest quarter in our Company’s history,” stated Art Aylesworth, Carmanah’s CEO.  “We are currently experiencing significant sales momentum in every market sector we are targeting, including those of subsidiary, Carmanah Signs (formerly AVVA Light Corporation).  It is also very encouraging to see that our emerging markets are now providing the highest gains, consistent with our sales strategy for 2004.”

Management Discussion and Analysis

Revenues

Carmanah's total revenues for the three months ended September 30, 2004 were $4,628,383, representing a 98% increase over the same period in 2003 at $2,340,810.  Total revenues for the nine months ended September 30, 2004 were $12,246,176, representing a 109% increase over the same period in 2003 at $5,855,312.

Carmanah’s revenues were derived from the sale of solar-powered LED lighting and illumination products manufactured by the Company’s operating subsidiary, Carmanah Technologies Inc. (“CTI”), as well as from the sale of LED edge-lit signs through the Company’s operating subsidiary, Carmanah Signs Inc. (“CSI”).

Contribution from Carmanah Technologies Inc.

CTI contributed $10,605,901 to the Carmanah’s overall revenues for the first nine months of 2004, as compared to $5,855,312 for the same period in 2003.  This increase in revenues is attributed primarily to sales growth in the aviation and transit market sectors.  These two market sectors combined, contributed over $6 million in revenue during the first nine months of 2004, compared to approximately $1.7 million in revenue for the same period in 2003.

Contribution from Carmanah Signs Inc.

(formerly AVVA Light Corporation)

CSI contributed $1,640,275 to Carmanah’s overall revenues for the first nine months of 2004.  The Company has no CSI comparatives for the first nine months of 2003 because the acquisition of CSI took effect October 1, 2003.  CSI sales had a slower than anticipated start in the 2004 year which resulted in a shortfall in meeting sales targets.  The Company addressed the challenges affecting sales growth in the second quarter and is seeing positive results with increased sales momentum through the third quarter.  Revenue for the three months ended September 30, 2004 was $640,000, representing an increase of approximately 28% over each of the previous two quarters.  In addition, CSI had more than $300,000 in outstanding sales orders at the close of September 30, 2004 that are scheduled for fulfillment during the fourth quarter.

Building 4, 203 Harbour Road, Victoria, British Columbia, Canada   V9A 3S2

Phone (250) 380-0052 Toll Free 1-877-722-8877

Fax (250) 380-0062 or 682-4768   e-mail: investors@carmanah.com

Cost of Sales and Gross Profit

Cost of sales was $2,190,807 (47% of revenue) for the three months ended September 30, 2004, resulting in a gross profit margin of 53%.  Cost of sales was $5,647,938 (46% of revenue) for the nine months ended September 30, 2004, resulting in a 54% gross profit margin for the year to-date.  Cost of sales includes labor, material, material burden and other manufacturing costs.

There are a number of factors that affect the Company's gross profit levels ranging from the ratio of direct sales versus distributor sales, purchasing volumes and practices, and foreign exchange fluctuations.  All of these factors are monitored closely in an effort to protect or enhance the Company's ongoing profit margins.  The Company has continued to maintain stable gross profit levels, notwithstanding the increase in value of the Canadian dollar relative to the US dollar.

Wages and Benefits

Wages and benefits expense for the three months ended September 30, 2004 increased 99% to $853,789, compared with $429,402 for the same period in 2003.  For the nine months ended September 30, 2004, wages and benefits expense also increased 99% to $2,599,810, compared with $1,307,571 for the same period in 2003.  The increase of $1,292,239 for the nine months ended September 30, 2004 over the same period in 2003 is the result of approximately $500,000 in additional wage expenses from CSI staff, a $99,000 severance expense for the termination of some executive and sales personnel, and an increase in sales and administrative staff in support of overall sales growth.

Staffing levels for the entire Company at September 30, 2004 were 97 full time employees, as compared to 54 at September 30, 2003.  As a percentage of sales, total wages and benefits for the nine months ended September 30, 2004 represented 21% of total sales, compared to 22% for the same period 2003.

The Company booked a stock-based compensation expense for the three months ended September 30, 2004 in the amount of $69,097, and for the nine months ended September 30, 2004 in the amount of $167,315.  This is the result of a new regulatory requirements that stipulates stock options be expensed direct on the income statement.  In prior periods, this was reported on a pro forma basis within the notes to the financial statements.

Office and Administration

Office and administration expenses for the three months ended September 30, 2004 were $310,746, representing a 96% increase over 2003 at $158,432.  For the nine months ended September 30, 2004, they were $813,631, representing a 62% increase over 2003 at $503,698.  The increase for the three and nine month periods is primarily due to the addition of CSI's office and administration costs as a result of the CSI acquisition.  Office and administration expense for the nine months ended 2004 represent 7% of total sales, as compared to 9% of total sales for the same period ended 2003.

Research and Development

Research and development expenses consist of engineering labor and material expenses in support of product development and research activities.  During the first nine months of 2004, research and development expenses of $1,063,134 represented a 65% increase over the previous year's $642,891 (net of a $125,000 recovery under a Sustainable Development Technology Canada grant).  This increase was the result of increased investment in development of new product offerings into new market sectors, as well as enhancements to current products that enable increased sales into other market sectors.  This focus through much of 2003 and 2004 to-date has resulted in release of new products, including solar-powered LED bus stops, shelters and crosswalks.  It also resulted in the release of the solar-powered LED aviation light, which is a modified version of CTI's marine light.  As a percentage of sales, research and development expenses for the nine-month period ending 2004 are 9%, down from 11% for the same period in 2003.

Sales and Marketing

Sales and marketing expenses for the three months ended September 30, 2004 were $337,287, compared to $180,979 for the same period in 2003.  For the nine months ended September 30, 2004, sales and marking expenses were $1,000,832, compared to $477,946 in 2003.  The increased expenses are due in part to the acquisition of CSI, as well as increased sales and marketing by CTI.  Much of the Company's sales and marketing resources have been and continue to be invested in emerging markets, such as transit, aviation, roadways and LED edge-lit signage.

Building 4, 203 Harbour Road, Victoria, British Columbia, Canada   V9A 3S2

Phone (250) 380-0052 Toll Free 1-877-722-8877

Fax (250) 380-0062 or 682-4768   e-mail: investors@carmanah.com

These markets have begun to realize significant revenues for 2004, and are expected to continue to grow in the future.

Net Earnings

Net earnings for the three months ended September 30, 2004 were $418,592, compared to $120,585 for the same period in 2003.  Earnings before interest, taxes, depreciation and amortization (EBITDA) were $529,812, compared with $172,156 for the same three-month period in 2003.  For the nine months ended September 30, 2004, net earnings were $631,895 (EBITDA $938,370), compared to a net loss of $69,836 (EBITDA $62,367) for the same comparative period.

The Company utilized a portion of its carry forward investment tax credits, tax losses and SRED pools in order to minimize any current tax expense.  The future income tax effect arising from the use of these items has been offset against available tax losses not previously recognized.

Cash and Liquidity

The Company's cash and cash equivalents at September 30, 2004 were $7,068,976, compared to $1,693,069 at December 31, 2003.  This $5,375,907 increase in cash is primarily the result of net inflows of cash provided from net income in the amount of $631,895; completion of a private placement for the issuance of 3,484,848 units at a price of $1.65 per unit for gross proceeds of $5,750,000; $468,125 and $324,672 raised from the exercise of stock options and warrants respectively, less cash used for inventory of $534,247, capital assets of $515,091, and repayment of bank line of credit and long-term debts in the amount of $521,992.

The Company's net working capital at September 30, 2004 was $10,701,424 (current ratio of 7.37:1), compared to $4,168,728 (current ratio of 2.91:1) at December 31, 2003.

About Carmanah

Carmanah is an award-winning manufacturer specializing in proprietary solar-powered LED lighting solutions for commercial applications in the marine, aviation, transit, roadway, industrial worksite, and illuminated signage markets.  The Company currently has more than 100,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 investors@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Building 4, 203 Harbour Road, Victoria, British Columbia, Canada   V9A 3S2

Phone (250) 380-0052 Toll Free 1-877-722-8877

Fax (250) 380-0062 or 682-4768   e-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Balance Sheets

September 30, 2004 and December 31, 2003

(Unaudited - Prepared by Management)

	September 30, 2004	December 31, 2003

Assets

Current assets:
Cash and cash equivalents	$ 7,068,976	$ 1,693,069
Accounts receivable, net	2,751,017	2,698,061
Inventories	2,439,119	1,904,872
Prepaid expenses and deposits	121,396	53,376
	12,380,508	6,349,378

Equipment and leasehold improvements, net	1,107,590	871,683
Intangible assets, net	173,143	190,320
Goodwill	3,072,173	3,072,173
Future income taxes	190,114	190,114
	$ 16,923,528	$ 10,673,668

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 1,581,839	$ 1,648,841
Deferred revenue	71,228	71,228
Current portion of obligations under capital leases	26,017	55,435
Bank loan	-	383,332
Current portion of long-term debt	-	21,814
	1,679,084	2,180,650

Obligations under capital leases	17,553	71,656
Long-term debt	-	33,325
	1,696,637	2,285,631

Shareholders' equity:
Share capital	14,870,989	8,831,345
Contributed surplus	639,214	471,899
Deficit	(283,312)	(915,207)
	15,226,891	8,388,037
	$ 16,923,528	$ 10,673,668

Building 4, 203 Harbour Road, Victoria, British Columbia, Canada   V9A 3S2

Phone (250) 380-0052 Toll Free 1-877-722-8877

Fax (250) 380-0062 or 682-4768   e-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Operations and Deficit

For the nine months ended September 30, 2004 and 2003

(Unaudited – Prepared by Management)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Sales	$ 4,628,383	$ 2,340,810	$ 12,246,176	$ 5,855,312
Cost of sales	2,190,807	1,075,276	5,647,938	2,683,907
	2,437,576	1,265,534	6,598,238	3,171,405
Operating expenses:
Wages and benefits	853,789	429,402	2,599,810	1,307,571
Research and development	365,153	298,170	1,063,134	642,891
Sales and marketing	337,287	180,979	1,000,832	477,946
Office and administration	310,746	158,432	813,631	503,698
Stock based compensation	69,097	12,288	167,315	132,737
Bank charges	20,682	32,847	76,821	71,896
Amortization of:
Equipment and leasehold improvements	100,962	49,367	276,464	125,226
Intangible assets	10,258	2,204	30,011	6,977
	2,067,974	1,163,689	6,028,018	3,268,942
Operating income (loss) for the period	369,602	101,845	570,220	(97,537)
Interest and other income	48,990	18,740	61,675	27,701
Net earnings (loss) before income taxes	418,592	120,585	631,895	(69,836)
Income tax expense (recovery):
Current income taxes Future income taxes	185,000 (185,000)	– –	455,000 (455,000)	– –
Net earnings (loss) for the period	418,592	120,585	631,895	(69,836)
Deficit, beginning of period, as previously reported	(701,904)	(834,320)	(741,505)	(764,348)
Adjustment to reflect change in accounting for employee stock options	–	(144,914)	(173,702)	(24,465)
Deficit, beginning of period, restated	(701,904)	(979,234)	(915,207)	(788,813)
Deficit, end of period	$(283,312)	$ (858,649)	$ (283,312)	$ (858,649)
Earnings (loss) per share:
Basic	$ 0.014	$ 0.005	$ 0.021	$ (0.003)
Fully diluted	$ 0.013	$ 0.005	$ 0.020	$ (0.003)
Weighted average number of shares outstanding
Basic	30,646,336	22,897,055	29,731,267	22,832,186
Fully diluted	32,853,390	22,667,682	31,938,321	22,832,186

Building 4, 203 Harbour Road, Victoria, British Columbia, Canada   V9A 3S2

Phone (250) 380-0052 Toll Free 1-877-722-8877

Fax (250) 380-0062 or 682-4768   e-mail: investors@carmanah.com